                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                       Metro One Telecommunications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   59163F 10 5
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 2 of 7 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,507,540
  OWNED BY     -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,507,540
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,507,540
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 3 of 7 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,507,540
  OWNED BY     -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,507,540
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,507,540
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 4 of 7 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,507,540
  OWNED BY    -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,507,540
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,507,540
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 5 of 7 Pages
------------------------                                  ----------------------

     The  following  constitutes  Amendment  No. 1  ("Amendment  No.  1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

          The aggregate purchase price, including commissions,  of the 1,507,540 shares of the Issuer's Common Stock ("Shares") purchased by Everest and reported in this Amendment No. 1 is $817,711.57 (including all brokers' commissions). The
Shares reported herein were purchased with Everest's working capital.

     Item 5(a) is hereby amended and restated to read as follows:

          (a)  At the close of business  on November  29,  2005,  the  Reporting
Persons may be deemed to  beneficially  own 1,507,540  Shares which  constitutes approximately  6.0% of the 24,947,552  outstanding shares of the Common Stock as of November  14, 2005 (based upon the number of shares that were  reported to be outstanding in the Issuer's Form 10-Q for the fiscal quarter ended September 30,
2005 filed with Securities and Exchange  Commission on November 14, 2005). MEFM,
by virtue of its  status as the  general  partner of  Everest,  may be deemed to beneficially  own the Shares  held by  Everest.  Elchanan  Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to beneficially own the Shares held by Everest. MEFM and Elchanan Maoz disclaim  beneficial  ownership  of such  Shares  except to the  extent of their pecuniary interest therein.

     Item 5(c) is hereby amended to add the following:

          (c)  Schedule A attached hereto sets forth the  transactions  effected by Everest  with  respect to the Common  Stock since the filing of the  Schedule
13D. Unless  otherwise noted,  all such  transactions  were effected in the open market.  Except as reported  herein,  no other  Reporting  Person  effected  any transactions  with respect to the Issuer's  Common Stock since the filing of the
Schedule 13D.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 6 of 7 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

           TRANSACTIONS IN THE SHARES SINCE THE FILING OF SCHEDULE 13D

                    EVEREST SITUATIONS FUND L.P. TRANSACTIONS

                                                     NO. OF SHARES PURCHASED /
 DATE PURCHASE / (SOLD)            PRICE ($)                   (SOLD)
 ----------------------            ---------         -------------------------

      11/03/05                       0.3800                   5,500
      11/04/05                       0.3900                  44,600
      11/08/05                       0.4073                  92,000
      11/15/05                       0.4500                  29,000
      11/28/05                       0.3992                  61,300
      11/29/05                       0.4154                  24,070

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 7 of 7 Pages
------------------------                                  ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: December 1, 2005            EVEREST SPECIAL SITUATIONS FUND L.P.

                                    By:    Maoz Everest Fund Management Ltd.,
                                           its General Partner

                                    By:    /s/ Elchanan Maoz
                                           ----------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    MAOZ EVEREST FUND MANAGEMENT LTD.

                                    By:    /s/ Elchanan Maoz
                                           ----------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    /s/ Elchanan Maoz
                                    -----------------------------
                                    ELCHANAN MAOZ